Exhibit 99.1

Belite Bio Announces $25 Million Registered Direct Offering

SAN DIEGO, April 25, 2024- Belite Bio, Inc (NASDAQ: BLTE) (“Belite Bio” or the “Company”), a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that it has entered into a securities purchase agreement with an institutional investor, for the purchase and sale of up to an aggregate of 651,380 American Depositary Shares of the Company (“ADSs”), each ADS representing one ordinary share of the Company at a purchase price of $38.38 per ADS, and the warrants to purchase up to an aggregate of 651,380 ADSs, which will have an initial exercise price equal to $44.14 per ADS and will be immediately exercisable and expire on the five-year anniversary of the issuance, in a registered direct offering. The closing of the offering is expected to occur on or about April 30, 2024, subject to the satisfaction of customary closing conditions.

The gross proceeds to the Company from the offering are expected to be approximately $25 million (before any warrant exercise), before deducting the expenses payable by the Company. The Company intends to use the net proceeds from this offering for its clinical trials and further clinical development of Tinlarebant, funding its research and development of its other pipeline products and for working capital and other general corporate purposes.

The securities described above are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (File No. 333-272125) that was originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2023, and declared effective on May 30, 2023. The offering of such securities in the registered direct offering is being made only by means of a prospectus supplement that forms a part of the effective registration statement. A final prospectus supplement and the accompanying base prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus may also be obtained, when available, from the Company.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Belite Bio

Belite Bio is a clinical-stage biopharmaceutical drug development company focused on advancing novel therapeutics targeting retinal degenerative eye diseases which have significant unmet medical needs such as (i) atrophic age-related macular degeneration (AMD), commonly known as Geographic Atrophy (GA) in advanced dry AMD, and (ii) autosomal recessive Stargardt disease type 1, or STGD1, in addition to specific metabolic diseases. For more information, follow us on Twitter, Instagram, LinkedIn, Facebook or visit us at www.belitebio.com.

Important Cautions Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements about future expectations, plans and prospects, as well as any statements regarding matters that are not historical facts, and any other statements containing the words “expect”,“will”, “believe”, “target”, and other similar expressions. No assurance can be given that the proposed offering will be completed on the terms described. Completion of the proposed offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Belite Bio, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus supplement and accompanying prospectus included in the registration statement. Actual results may also differ materially from those indicated in the forward-looking statements as a result of various important factors related to Belite Bio’s business, including but not limited to Belite Bio’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; expectations for the timing of initiation, enrollment and completion of, and data relating to, its clinical trials; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Belite Bio’s drug candidates; the potential efficacy of Tinlarebant, as well as those risks more fully discussed in the “Risk Factors” section in Belite Bio’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Belite Bio, and Belite Bio undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media and Investor Relations Contact:

Jennifer Wu /ir@belitebio.com

Julie Fallon / belite@argotpartners.com